SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

NOTIFICATION OF RELEVANTE SHAREHOLDING ACQUISITION

São Paulo, October 25, 2019 – BRASKEM S.A. (B3: BRKM3, BRKM5 e BRKM6; OTC: BRKMY; LATIBEX: XBRK) (“Company”), pursuant to article 12 of CVM Instruction No. 358/02, hereby announces to its shareholders and the market that it has received a notice from Alaska, Investimento LTDA., a private legal entity, with principal place of business at Bandeira Paulista Street, 600, cj. 73, Itaim Bibi, City of São Paulo, State of São Paulo, Zip Code 04532-001, Brazil, enrolled with CNPJ/ME under n°11.752.203/0001-50 (“Alaska”), informing that acquired, on October 21, 2019, shares issued by the Company, through investment funds under its management, reaching a shareholding of 17,795,200 class A preferred shares issued by the Company, representing 5,15% of the total amount of class A preferred shares issued by the Company.

Alaska stated that the Funds have no other securities and derivative financial instruments relating to such securities, whether of physical or financial settlement, or any agreement or contract regulating the exercise of voting rights or the acquisition and sale of securities issued by the Company.

Alaska also announced that the shareholding above mentioned is held strictly for investment purposes, and it is not aimed at changing the control or the administrative structure of the Company.

The correspondence received from Alaska is attached to this notice.

For more information, please contact Braskem's Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

Free Translation

[ALASKA ASSET MANAGEMENT LOGO]

São Paulo, October 23, 2019.

To

Braskem S.A.

Attn.: Mr. Pedro van Langendonck Teixeira de Freitas

Investor Relations Officer

Rua Lemos Monteiro, 120, 24º andar

São Paulo- SP

Re.: Statement of Relevant Equity Interest Increase

Dear Sirs,

Alaska Investimentos Ltda., a private legal entity, with its principal place of business in the City and State of São Paulo, located at Rua Bandeira Paulista, 600, conjunto 73, Itaim Bibi, CEP: 04532-001; enrolled with CNPJ/MF under No. 11.752.203/0001-50 (“Alaska”), duly accredited by the Brazilian Securities and Exchange Commission (CVM) as portfolio manager, pursuant to CVM Declaratory Act No. 11,198, of July 28, 2010, hereby represents that it has acquired, on October 21, 2019, shares of Braskem S.A. (“Company”), through the investment funds under its management (“Funds”), reaching an interest as presented in the chart below:

Issuer Class of Shares	Total Shares	Percentage reached
Class A Preferred Shares (BRKM5)	17,795,200	5.15%

The total preferred class A shares (BRKM5) include 500,000 shares acquired through a forward contract.

Alaska states that the Funds have no other securities and derivative financial instruments relating to such securities, whether of physical or financial settlement, or any agreement or contract regulating the exercise of voting rights or the acquisition and sale of securities issued by the Company.

The purpose of the increase in the equity interest of the Funds is the mere performance of financial transactions; and it is not intended to change the composition of control or the administrative structure of the Company. Finally, the Funds do not aim to reach any specific equity interest.

Lastly, the Administrator represents that the interest hereby reported refers only to the Funds managed thereby.

Very truly yours,

[signature]

Alaska Investimentos LTDA

Rafael Yura Kubota

Risks and Compliance Officer

Rua Bandeira Paulista, 600- conj 73	Telephone: 4550-2950	ri@alaska-asset.com.br
04532-001 Itaim Bibi- São Paulo- SP

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.